

Mail Stop 6010

January 25, 2008

Mr. Jeffrey S. Mathiesen
Chief Financial Officer
Zareba Systems, Inc.
13705 26th Avenue N., Suite 102
Minneapolis, MN 55441

> **Re:** **Zareba Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **File No. 000-01388**

Dear Mr. Mathiesen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 9a. Controls and Procedures, page 17

1.   We note your statement that your certifying officers concluded that the company's
        disclosure controls and procedures are "effective in informing [you] of material
        information relating to the Company that is required to be disclosed in the periodic
        reports which the Company files under the Securities Exchange Act of 1934, as
        amended." We note a similar disclosure in your September 30, 2007 Form 10-Q. The
        language that is currently included after the word "effective" in your disclosure appears to
        be superfluous, since the meaning of "disclosure controls and procedures" is established
        by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the
        language or to revise the disclosure so that the language that appears after the word
        "effective" is substantially similar in all material respects to the language that appears in
        the entire two-sentence definition of "disclosure controls and procedures" set forth in
        Rule 13a-15(e).

Item 15. List of Financial Statements and Financial Statement Schedules, page 35

Notes to Consolidated Financial Statements, page 41

Note 1. Nature of Business and Significant Accounting Policies, page 41

-Revenue Recognition, page 42

2.   We note from page 12 that you increased your sales in fiscal 2007 by giving "selective
        sales price adjustments." Please tell us and revise this disclosure in future filings to
        explain the nature of the "selective sales price adjustments" that you provided to your
        customers in fiscal 2007 and how these sales price adjustments impacted your revenue
        recognition accounting policy. Refer to the guidance in SAB Topic 13 and EITF 01-09.

3.   Please revise future filings to disclose the nature of customer rebates given to your
        customers and how you are classifying the income statement effect of these rebates in
        accordance with EITF 01-09.

-Earnings or Loss per Share, page 44

4.   Please revise future filings to quantify the number of dilutive potential shares that were
        excluded from the calculation of diluted earnings (loss) per share in accordance with
        paragraph 40.c. of SFAS 128.

Note 2. Balance Sheet Information, page 44

5.   We note your disclosures that you recorded $641,000 of inventory charges related to the
        devaluation of inventories determined to be excess and obsolete, and to correct labor and
        overhead valuation rates applied to those inventories. We further note that these
        adjustments originated in periods prior to the second quarter of fiscal 2006 and that you
        were not able to reasonably determine the periods or amounts by which the previously
        reported results may have been affected. Therefore, you recorded the entire impact of
        these adjustments to inventory valuation in the second quarter of fiscal 2006. Please tell
        us how you determined that your prior period financial statements and fiscal 2006
        financial statements were not materially misstated related to these inventory errors.
        Please provide to us your comprehensive qualitative and quantitative analysis of the
        materiality of the individual errors based on the guidance in SAB 99 for fiscal 2005 and
        2006. The quantitative analysis should address income (loss) from operations, income
        (loss) from continuing and discontinued operations, net income, earnings (loss) per share,
        and any other relevant measures as well as the factors outlined in SAB 99 and should
        provide to us the amount of the adjustment that relates to each fiscal year presented. We
        may have further comment based upon your response.

Note 3 – Stock-based Compensation and Stock Options, page 45

-Stock-based Compensation, page 46

6.   Please revise your footnotes and your critical accounting policies in MD&A in future
        filings to explain how you determined the assumptions utilized in the Black-Scholes
        option pricing model including expected dividend yield, risk free interest rate, and
        expected life. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB
        Topic 14.

Note 10. Concentrations, page 53

7.   Please revise future filings to report the revenues from external customers for each
        product and service or each group of similar products and services unless it is
        impracticable to do so. If it is impracticable, please disclose that fact. Refer to paragraph
        37 of SFAS 131.

8.   Please revise future filings to disclose the basis for attributing revenues from external
        customers to individual countries consistent with paragraph 38(a) of SFAS 131.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant